UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Radisys Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
750459109
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  750459109

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Ronald J. Juvonen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power:	*
	(6) Shared Voting Power:	*
	(7) Sole Dispositive Power:	*
	(8) Shared Dispositive Power:	*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,151,331*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9): 4.2%*

(12)	Type of Reporting Person (See Instructions): IN

* The shares of the common stock of Radisys Corporation, no par value (the "Common Stock"), are held by Downtown Associates I, L.P. and Downtown Associates II, L.P. (collectively referred to as the "Downtown Funds"). The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner").  Ronald J. Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds.  For the purposes of Reg. Section 240.13d-3, Ronald J. Juvonen is deemed to beneficially own 1,151,331 shares, or 4.2% of the Common Stock issued and outstanding as of December 31, 2011.

Item 1(a). Name Of Issuer: Radisys Corporation
Item 1(b). Address of Issuer's Principal Executive Offices: 5435 N.E. Dawson Creek Drive, Hillsboro, OR 97124
Item 2(a). Name of Person Filing: Ronald J. Juvonen
Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Downtown Associates, L.L.C., 674 Unionville Road, Suite 105, Kennett Square, PA 19348
Item 2(c). Citizenship: United States
Item 2(d). Title of Class of Securities: Common Stock, no par value
Item 2(e). CUSIP No.: 750459109

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not Applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned (as of December 31, 2011):	1,151,331*

(b)	Percent of Class (as of December 31, 2011):	4.2%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	*

(ii)	shared power to vote or to direct the vote:	*

(iii)	sole power to dispose or to direct the disposition of:	*

(iv)	shared power to dispose or to direct the disposition of:	*

* The Common Stock is held by the Downtown Funds.  Ronald J. Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all of the Common Stock held by the Downtown Funds.  For the purposes of Reg. Section 240.13d-3, Ronald J. Juvonen is deemed to beneficially own 1,151,331 shares, or 4.2% of the Common Stock issued and outstanding as of December 31, 2011.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement  is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

/s/ Ronald J. Juvonen
Ronald J. Juvonen, in his capacity as the Managing Member of Downtown Associates, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)